Exhibit 99.1

TDH Holdings, Inc. Announces Postponement of Annual General Meeting until December 28, 2021

QINGDAO, China, October 20, 2021 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today that it issued a letter to its shareholders, regarding the postponement of its Annual General Meeting of shareholders (the “AGM”) until Tuesday, December 28, 2021 at 9:00 a.m. Beijing time (Monday, December 27, 2021 at 9:00 p.m. EST) to be held at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. Shareholders of record as of the record date, close of business on September 15, 2021 will be entitled to vote at the AGM.

The Full text of the letter is set forth below.

Dear Shareholder:

TDH Holdings, Inc.’s (the “Company”) 2021 Annual Meeting of Shareholders (the “Annual Meeting”) will be postponed until Tuesday, December 28, 2021 at 9:00 a.m. Beijing Time (9:00 p.m. Eastern Time, December 27, 2021) and will continue to be held at Room 3303, 9 East 3rd Ring, Middle Road, Chaoyang District, Beijing, People’s Republic of China.

The record date for determining shareholders eligible to vote at the Annual Meeting will remain the close of business on September 15, 2021. Shareholders who have already submitted a proxy do not need to vote again for the postponed annual meeting rescheduled for December 28, 2021, Beijing Time, as the proxies submitted will remain valid.

The Company’s shareholders as of the close of business on September 15, 2021, who have not voted are encouraged to vote prior to the Annual Meeting. Shareholders who have already submitted proxies and want to change their proxy can update their vote at anytime. Your vote will be recorded at the Annual Meeting in accordance with your most recent submitted proxy.

A copy of the Company’s Proxy Statement is available on the Company’s website and at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at https://www.sec.gov.

Voting on proposals will be open through the conclusion of Annual Meeting of Shareholders to be held on December 28, 2021 at 9:00 a.m. Beijing Time. If you intend to vote by proxy, your vote must be received by 11:59 p.m. EST on December 26, 2021/11:59 a.m. Beijing time on December 27, 2021 to be counted.

Sincerely,

/s/ Dandan Liu
Dandan Liu
Chair and CEO

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tdhpet.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its annual meeting are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the pet food industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO
TDH Holdings, Inc.
Email: 770826183@qq.com

Phone: +86 18311021983